VEGAN FINE FOODS

2019 Report

Dear investors,

The past year was great for me personally and for Vegan Fine Foods. As founder and CEO, I have learned so much about our business, our industry, and the amazing growth prospects that are right before us. I've also learned that no matter how much you analyze and forecast, there are always challenges and surprises on the horizon. This year has made me stronger as a person and leader. It's also confirmed the unique opportunity we have as a business and brand to establish ourselves as a leader in the plant-based foods market. I really believe that all of the challenges, successes, and mistakes made since we launched have given us the opportunity to learn what works and what doesn't work. These are the experiences that have helped me grow and our entire team as well. If Vegan Fine Foods continues to get the support from our current and future investors, we will create a culture that we will make us all proud and a business that generates exceptional returns for our investors.

We need your help!

Our investors have been incredibly supportive throughout our campaign and afterwards. We need the continued support in our mission and vision of what Vegan Fine Foods can achieve. We would also ask our investors to stick with us and consider an additional investment when we launch our next round of financing. With the recent challenges in the U.S. and global economy, we are confident that we are much better positioned to exceed our goals. We just have to get through our three year startup phase with the support of our investors.

Sincerely,

Steven Smith

Founder and CEO

Our Mission

In five years we would like to be preparing our IPO with over 100 franchises, covering every major market in the US, with international expansion as well. We would also like to have the most successful vegan e-commerce website, providing our own "Vegan Fine" brand of products, as well as startup and national brands. We will also be leader in providing information and education on health, wellness, and nutrition.

See our full profile

How did we do this year?

Report Card

B-

The Good

We had great momentum as a business and incredible support from our customers in 2019.

Over 200 people from the United States and abroad have expressed interest in owning a Vegan Fine Foods franchise.

Our first fundraising round was a huge success with

The Bad

We did not raise enough capital to fund the initiatives that are critical to achieving our financial and strategic objectives.

The launch of our e-commerce platform has experienced significant delays based on challenges with our fulfillment suppliers.

over $700,000 raised.

Operating costs were much higher than forecasts, which forced us to focus more resources on improving internal efficiencies.

2019 At a Glance

January 1 to December 31

$821,386 +9%
Revenue

-$565,349
Net Loss

$683,536 +314%
Short Term Debt

$300,225
Raised in 2019

$50,000
Cash on Hand
As of 04/19/19

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$752,342
$-352,243
$821,386
$-565,349
2018
2019

Net Margin: -69% **Gross Margin:** -9% **Return on Assets:** -175% **Earnings per Share:** $-Infinity

Revenue per Employee: $136,898 **Cash to Assets:** 31% **Revenue to Receivables:** 164,277% **Debt Ratio:** 603%

VFF_2019_Financial_Documents_and_Notes.pdf

Vegan_Fine_Foods__LLC_12-31-18_FS.PDF

We ❤ Our 1297 Investors

Thank You For Believing In Us

Scott Alter
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Dr. Ala M Shaqra
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Ronnie Norton
William Williford
Lavarro GREER
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Amir Marashi
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Anthony Sippio
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Marquette Oliver
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Paolo Cascone
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Joyce Larbi
Deborah Michele Adams

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Carlos J Abad
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Reginald Finley
Patrick Pierre
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Tavares Ward
Asia Wright
Carletta S
Kelly O'Rourke
Bill Peters
Dave Cooke
Louise Kross
Acreal Starr
Liana Shkurman
James Sweeney
Raymond Sal Campo
Carlos A. Grijalva
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Sherri Kulas
Melissa Anderson
Jeff Downs
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Malaly Pikar
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Beta Iosif
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Kai Strachan
Joan Rodriguez
Jean A Miller
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Miguel A. Ortiz
Duane Polite
John A REGIS
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Mark Bruner
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Lucille Campbell Stewart
Alex Lebon
Bryan Reed
Eric DIXON
Todd Victor
Mark Tennis
Jon Turbeville
Radha Metro-Midkiff
Randy Derl Ader
Pamela G GREENE
Samarth Beri
Gayla Miles

Andrew Alexander
Kenneth Brock
Boudewijn Berendsen
Willis Lin
Jonathan Desouza
Ahilan Subramaniam
Walter Fyler
Almond TUBAL
Francisco Azcunaga
Nathan Eslinger
Dennis P. Collins
Thamer Fahad AlSaeed
Susan Riadon
Lisa MacAllister
Brylan Tan
Takeisha Harrison
EMPERIAL LEGACIES
Herbert Pagan
Nuno Goncalves
Quawi Hester
Cynthia Hints
Ruramai Hlomayi
Kristi McClintock
Mathieu Tyler Guy Jang
Allan Santovenia
Michael Asante
David A Bucy
Ankit Jain
Rebecca O'Day
Marcus Mendiola
Justinea Allen
Yuanyan Wu
Andrew McCombs
Jasmin Solis
Katherine Carias
Jennifer Caudill
Hatem Bazian
Kennedy Thibou
Norbert M. Scholz
Michael Miller
Dan Kerness
Alaka Jackson
Joep Meijer
Monique Goodwin
Loretta Parks
Brian Haggard
Dirk J Richardson
Amber Thorne
Stefanie Lu Vetta Marshall
Lauren E. SMITH
Hunter Kost
Philip DeSantis
Leticia Ye
David Davis
Benjamin Mena
Karl Hale
Brion Hurley
Mauricio Vazquez
Karl Jackson
Katherine Carias
Mikael Kramer
Sonya Clinkscales
Kevin Wong
Angela Mitchell Mary Kay
Vanessa Braxton
Grace Rickert
Earl David King
Shirley Neal
Dinesh Lalchan
Lenora Scott
Mark Nilsen
Yi Yi liew
William Blake Bolling
John Salera
Maritza McGhee
Sheila Bronner
Dunia Abdalla
Robert J Phillips
Chad Schnepf
Robert Bringard
David G McEwan
Brian Feser
Alan M. Helerstein

Thomas Smith
Cayetano Flores
Fabrizio Zampieri
Errol George
Clay Fulk
Jac Hans Schuster
Martin Oglesby
Robert A. Vento, Sr.
Daniel Brommer
Bryon Anthony Marshall
Basavaraj Walikar
Michael Marx
Roy Plaisance
Georgios Papadimitriou
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Keith Davis
Leonard Scott
Abdullah Al Zahrani
Steven Shultz
Ahmed Navel
Radcliffe Samuels
Scott Hinkle
Eddie Dunaway
Warren Sander
Branden Legrand
Victor Proshin
Keena Martin
Emily Turner
Babayemi Aleygbo
Lyla Notice
Terri Denise Register
Ivana Karamitsos
Melanie M
Jazmin Moore
Mark Vicars
Christian Johnson
Nancy DiRienzo
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Cassandra Pecchiari
Rahsaana Ison
Cynthia Johnson
Marcos Lopez
Robert Paige
Joshua Conceicao
Nick Jackson
Robert Collini
Jaime Lyn McKenzie
Marblouis Myers
Crysta Phose
Craig Sorvillo
Namya Malhotra
Caye Serling
David J. Cornell
Martin Widmoser
Trevor Ghylin
Zakiya Dixon
Vivek Rupwal
Roy Johnson
Briarley Davidson
Bill Peters
John Henry Page Too
Max Boutelle
Brent Smothers
Brad Hotla
Melody Schoenfeld
Rocky Trigg
Christina Maddox
Kathleen Davis
Rubi Renee Bowles
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Richard HALPRIN
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Brian Feser
Jeffrey L Wheeler
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Howard Bennett
Robert B. GREENE
Tim Schroeder

Demarley Holder
Joseph Lancaster
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Tanya Belden
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Eurydice Stanley
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Sarah Perez
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Sheldon Stucki
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Matthew Shipman
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Pathikrit Mukherjee
Venita R Penel
Neil Young
Alexander Vscape
Maricruz Villalobos
Anothai Polo
Emil Philip
Jorge Flores
Joe Tin
Deborah Lee Fraze
Briarley Davidson
Margaux Bogetti
Douglas Hickey
Michael Pietrzykowski
Anthony Smith
Preston Smith
Eljon Greene
Iran E Spradley
George Lee
Sawyer Moch
Peter Lee Geffrard
Kyle Silva
Christian Watkins
Rosanna Mirabal
Terry Gassaway Jr
Shana Sharp
Elizabeth Harris
Angelica M. Arevalo
Robyn M Louisell
Okole Mokolo Nango
Ramesh Thaii
Lorene Kim
Okang Hemmings
Jessica Jackson
John Telep
Alfonso Diaz
Ralph Cecere
Richard Roberson
Erick Barnes
Okwudili C Amaechi

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Stephen Gellatly
Chima Agbam
Rain Knight
Nelson A Legaspi
Milli9 Secret
Jill Smith
Manorama S Gupta
Merjernell Hickman
Gregory Jegier
Scotlyn O'Daniel
Ted Ooyevaar
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Kim Caspelen Barnard
Anthony Dubose
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Samuel Oppong
Jamall Bogany
Shreesha Kashyap
Christine M Bennett
Michael Moore
Robert Weiss
Logan Knox
Richard D Smith
Nguyen Tran
Justin Martin
Martin O'Looney
Anthony Sippio
Midian Jones
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Nicholas Heyward
Andra Ondatova Sledge
Juanita Thomas
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Samuel Willis
Michelle Nofer
Monica F. Davis-Oliver
Wilbert Hogan
Jenna Yong
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Just Focus Johnson
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Cyn Mormon
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Charles Jones
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Stephen Mills
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Kathy B. Johnson
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Joseph M. Jones
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Joseph Lee
Dalonda Richards

Margaret Robinson
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Arun S Ramasubramanian
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Sheldon Tyree Pope
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Constance Glass
Roger Chan
Albert Jacque Ambrose ...
Sidharth Kumar
John LEHRMAN
Alex Lebon
James R. Spears
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Humayun Zaman
Nicole M Williams
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Alex Lebon
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Bil Corry	Patricia Gould	Aleksander Szewczyk	Khalid White	Justin Budare	Dennis John O'Connor	Breanne Hernandez
Venkat Ramaswamy	Nadeem Panjwani	Dave Lawrence	Thomas HARDGE	Siva Yegnanarayanan	Gary H Wendorff	Melissa Malone-Montgom...
Francisco Sauceda Jr	Raja Mallepaddi	Mandayam Thirunarayanan	James P Turley	Geraldine Cola	Sudhir Saragadam	Logan Lenz
Eunyoung Cho	Benny Rodriguez	Ankit Girish Vora	Adam Barrows	Robert Codoni	Roman BUDAEV	Menuhin Lampe
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Antonio Thomas	Randel Thibodeaux	Rosella Baldridge	H. Prema	Gloria Su	Enid Bourgault	Marc Nussbaum
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Yuliang Liu	Eugene Mc Elroy	Maria Susana Delos Santos	Arnaud Caussin	Sven Gade	David C Fountain	Dennis Herring
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Alva Marsh	Sarah Barnewold	Jason Crapson	Shaun Lenet	Janice Williams	Donald W Reynolds III	Elizabeth OBum
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Eula Stephens	Joseph Proctor	James Fox	Allen West	Bigi WEST LLC.	Blockchain Investor Grou...	Joenathas Voiel
Bigi EAST	Anthony DePalma	George Stevenson	Cernora Johnson	John Kevin Stophel	Jolene Richison	Faye Nzegwu
Jennifer Armstrong	Carlton Langford	Jeremy Rampon	Jodee M WALTERS	Eddie Bell	Yolanda Levels	Sheri Clonts
Christopher Demanski	Jim Laughren	Alicia Greene	Jeffery Bettis	Charles Gough	Eley Shallman	Dennis Parker
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Steven Roy	Charles E Graham	Rinc Allen Burgmon II	Blockchain Investor Grou...	Mary Magdaleno	Santo Siragusa	Damen Trent
Donald W Reynolds III	Michael Brandt	Joseph Irvine	Deanna Reynolds	Lamar Robinson	Drew Allen	Jennifer Knox
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Sharon Schechter	Eric Daniel Townsend	Erik Dwyer	Raymond Way	John Sucher	Bryant Wilson	Deviprasad Mulluru
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Paula Beneby	Jennifer W	Jessica Harris	Timothy P. Tart	Jennifer Smith	Neil Boyce	Danielle Lewis-Martinez
Erick Valverde	Patricia West	Tim Feddersen	Sherr D Nilges-Laswell	Andrea Dixon	Constance A Portis	Sarita Coren
Suzana Matsuguma	Guerlin Pierre	Hanokya Millings	Ronald Hein	Dee Bowden	Rachelle Jamerson	Manoj Kunchala
Alyssa Hislop	Kelli Bradley	Corvoisier Hislop	Natalie Combs	Kamran Sadiq	Jackie Walker	Glenn Mendez
Lavone Fisher	Jorge Padron Paligaro	Octavian Moody	Michael Henderson	Teonna Goree	Kwasi Sarfo	Rhodalyn Garcia
Sarah Foley	Pierre Sulek	Brandis Martin	Deena D Joseph	Brenda Hopper-Wilson	Javier Ordonez	Latisha Williams
Velisa Swan	Diane Daniels	Kenton Questelles	Eric Lewis	Aaron Davis	April Wright	Crystal Robeson
Leonard Chijioke Ezenwa	Vivian Cruz Nieves	Lissa Randall	Renata Anderson	Ofori Addo	Aboubakr Bouraoui	Phuoc Luu
Cathy Nicolaides	Qiang Lai	Dawn Catlett	Chutel & Accamma VARK...	Nikhil Chinmaya	Bhaskar Venkatraman	Saurabh Shah
Jai Swamy	Ken Dyer	Dennis Parker	Sajo Samuel	Rashawnda Mathis	Jabari Morgan	Chemere Bekele
Kerry Mcrae	Paul Green					

Thank You!

From the Vegan Fine Foods Team



Steven Smith
Founder and CEO



Sara Sherbondy
Chief Operating Officer

Leading a team of engineers, supply chain management and operations professionals in launching a new online cargo-shipping platform in the Middle East region...and now using those skills to help take Vegan Fine Foods to the next level.



Rain Knight
Chief Financial Officer

Having the opportunity to apply my financial experience over the years in building businesses from scratch.



Iselgis Garcia
Board Member

Achieving leadership positions and becoming a trusted advisor and turnaround expert in the private sector, non-profit sector, and academic sector.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sara Sherbondy	Chief Operating Officer @ Vegan Fine Foods, LLC	2019
Iselgis Garcia	Director of Operations @ Florida Atlantic University	2018
Rainford Knight	Co-Founder & Managing Partner, Florida Institute of Finance @ Florida Institute of Finance	2018
Scott Schotter	CEO of Meta Group Media @ Meta Group Media	2018
Steven Smith	CEO of Vegan Fine Foods @ Vegan Fine Foods	2017
Scott Alter	Physician @ Hospital	2019

Officers

OFFICER	TITLE	JOINED
Sara Sherbondy	Chief Operating Officer	2019
Rainford Knight	CFO	2018
Scott Schotter	Chief Marketing Officer	2018
Steven Smith	President CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Steven Smith	Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2018	$20,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/28/2018	$20,000	20.0%	10.0%	None	11/28/2019

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREN'
Vegan Market Inc.	12/31/2017	$164,992	$164,992	5.0%		Yes
Loan Builder	08/07/2018	$75,000	$0	9.21%	12/28/2018	
Funding Metrics	10/02/2018	$60,000	$0	6.53%		
LoanBuilder	12/28/2018	$100,000	$67,522	8.26%	01/03/2020	Yes
Vegan Market Inc.	12/31/2018	$100,225	$138,290	5.0%		Yes
Scott Alter	01/26/2019	$100,000	$133,676	11.0%	01/25/2023	Yes
Scott Alter	01/26/2019	$100,000	$94,950	11.0%	01/25/2023	Yes

Related Party Transactions

Name	Scott Alter
Amount Invested	$100,000
Transaction type	Loan
Issued	01/26/2019
Outstanding principal plus interest	$133,676 as of 05/2019
Interest	11.0 per annum
Maturity	01/25/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Company Director

Name	Vegan Market Inc.
Amount Invested	$164,922
Transaction type	Loan
Issued	12/31/2017
Outstanding principal plus interest	$164,922 as of 05/2019
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Parent Company

This is a related party loan with no set maturity date. It is intended to be repaid as the company becomes profitable.

Name	Scott Alter
Amount Invested	$100,000
Transaction type	Loan
Issued	01/26/2019
Outstanding principal plus interest	$94,950 as of 05/2019
Interest	11.0 per annum
Maturity	01/25/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Company Director

Name	Vegan Market Inc.
Amount Invested	$100,225
Transaction type	Loan
Issued	12/31/2018
Outstanding principal plus interest	$100,225 as of 05/2019
Interest	5.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Parent Company

This is a related party loan with no set maturity date. It is intended to be repaid as the company becomes profitable.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Iselgis Garcia is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Rainford Knight is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Scott Schotter is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Supply chain. The demand for plant-based products is sometimes very high, causing our distributors to go out of stock. If our distributors are out of stock and we cannot secure inventory, our business may be negatively impacted.

Grocery sales. Margins in grocery sales are tight. Consumers tend to be price-sensitive, and especially if there is a down-turn in the economy, consumers may buy less of our

and especially if there is a down turn in the economy, consumers may buy less of our products or shop elsewhere entirely.

Competition. We are in competition with larger, better capitalized grocery stores such as Whole Foods, Trader Joes, and The Nugget. Should they offer the same products we do we may struggle to compete.

Market. Our business model is based on an assumption that the natural foods and vegan trend will continue to grow. If that is untrue, our business revenues may be negatively impacted.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[8];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Units, Investors may receive a number of shares of Preferred Units calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other

companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Vegan Fine Foods LLC
- Florida Limited Liability Company
- Organized July 2017
- 6 employees

330 SW 2nd Street
Fort Lauderdale FL 33312

http://www.veganfinefoods.com

Business Description

Refer to the Vegan Fine Foods profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Vegan Fine Foods is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.